Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero
Partner
jcorriero@stradley.com
215.564.8528

August 3, 2022

VIA EDGAR
Mr. Sonny Oh
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

Re:	Milliman Variable Insurance Trust (the “Trust”)
Registration Statement on Form N-1A
File No.333-257356 / 811-23710

Dear Mr. Oh:

I am writing in response to comments you provided on June 30, 2022, to Post-Effective Amendment No. 2 (“PEA 2”) and Post-Effective Amendment No. 3 (“PEA 3,” and together with PEA 2, the “Amendments,” and each, an “Amendment”) to the Trust’s Registration Statement on Form N-1A, which were filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on May 11, 2022, to register shares of the series of the Trust listed on Appendix A attached hereto (each, a “Fund,” and collectively, the “Funds”). We will respond to comments provided to each Amendment in the form of a Post-Effective Amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the effectiveness of the applicable Amendment. I have reproduced your comments below, followed by our responses. All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendments.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

I.	Comments Applicable to All Funds – PEA 2 and PEA 3

General Comments

1.
Comments made with respect to a particular named Fund, to the extent applicable, apply to all other Funds in the applicable Amendment.  Where a comment is made in one location (e.g., summary section or the prospectus), it is applicable to all similar disclosure appearing elsewhere in the applicable Amendment (e.g., statutory prospectus or the Statement of Additional Information (“SAI”)).  Finally, comments made to one Amendment could apply to the other Amendment or other Post-Effective Amendments for the Trust where simultaneously reviewed by the staff.

RESPONSE:  The Trust acknowledges the staff’s comment.

2.	Please ensure that all information in the Amendments that is currently incomplete and/or bracketed will be completed in the next filed Post-Effective Amendment pertaining to the Funds.

RESPONSE: The Trust acknowledges the staff’s comment and confirms that all information, except for the estimated upside return rates (whether a Par Up Rate, Index Cap, Trigger Rate or Spread), will be completed in the next Post-Effective Amendment pertaining to the Funds that is filed pursuant to Rule 485(b) under the Securities Act. As previously communicated to, and acknowledged by, the staff, the Trust notes that the estimated Par Up Rate, Index Caps, Trigger Rate and Spreads, as applicable, will not be included in the Post-Effective Amendments for the Funds filed pursuant to Rule 485(b) under the Securities Act because those rates will be determined at the time of the launch of each Fund and, therefore, can only be included in a supplement to the prospectus at that time.  Those rates are largely driven by market conditions at the time the options contracts are transacted and, therefore, including anticipated rates at the time of effectiveness instead of actual rates upon launch would result in inaccurate information.  The Trust notes that leaving those rates blank in the Post-Effective Amendments filed pursuant to Rule 485(b) under the Securities Act is consistent with how other funds targeting particular outcomes have been operating.

Prospectus Comments

Front Cover Page Disclosure

3.
If using a summary prospectus for each Fund, please indicate in the response letter to the staff how much of the Important Information About the Funds -- Please Read Before Making an Investment disclosure will be on the summary prospectus cover. Specifically, please confirm that each summary prospectus will only include the disclosure applicable to the particular Fund offered in the summary prospectus. Additionally, please note that the cover page for each individual Fund should include succinct disclosure regarding the Outcome, downside protection and upside protection for that Fund.

RESPONSE:  The Trust refers the staff to the letter filed by the Trust on September 15, 2021, in response to comments provided by the staff on July 26, 2021, to the initial Registration Statement on Form N-1A for the Trust (the “Initial Response Letter”).  As noted in response to Comment 6 in the Initial Response Letter, the Trust will include the same bullet points currently included in the statutory prospectus disclosure, as tailored for a particular Fund.

4.	The first bullet point under Important Information About the Funds should be included in the Principal Risks section.

RESPONSE:  The Trust notes that the first bullet point does not provide any risk disclosure and therefore cannot be considered a principal risk of investing in the Funds.  The Trust believes that the first bullet point, which asks investors to carefully read the prospectus before determining whether a Fund is a suitable investment, is most appropriate on the cover page of the prospectus where currently included.

5.	The first bolded sentence of the third bullet point under Important Information About the Funds should be included in the Principal Risks section.

RESPONSE:  The Trust notes that this disclosure already is included under “Investment Objective and Outcomes Risk” in the Principal Risks section.

6.
Disclosure of how the named strategies are to be implemented by each individual Fund should be laid out in more investor-friendly plain English at the beginning of the Fund’s principal strategy disclosure. One disclosure format you may wish to consider, modified as appropriate to the particular fund, is the following: The fund is designed to participate in positive returns of the [XYZ index] up to a cap of [XX%] before fees and expenses and [XX%] after fees and expenses, while seeking to provide a level of protection ([a XX% floor/buffer] [before fees and expenses]) and [a XX% floor/buffer] [after fees and expenses]) in down markets (“Outcomes”) over the period from [start date] to [end date] (the “Outcome Period”).

RESPONSE:  Trust refers the staff to the response to Comment 4 in the Initial Response Letter, where this comment was previously provided by, and resolved with, the staff.

7.
The disclosure states, “FLEX Options are exchange-traded options contracts with uniquely customizable terms, that reference (i.e., derive their value from) either a Reference Index or an ETF….” Please be consistent with the reference to an ETF throughout the Amendments.

RESPONSE: The Trust confirms that the referenced disclosure has been reviewed and, where appropriate, will be revised to clarify that options may be transacted on either an index or a corresponding ETF.

Fund Summary

Fees and Expenses of the Fund

8.	Please provide a completed fee table and expense example in your response for each Fund.

RESPONSE:  Each Fund is anticipated to have the same expenses and, therefore, the below fee table and expense example apply to all Funds:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). This table and the example below do not include any fees or sales charges imposed by your variable product. If they were included, the expenses listed below would be higher.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Class 3
Management Fees	0.49%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses(1)	0.50%
Acquired Fund Fees and Expenses(1)	0.02%
Total Annual Fund Operating Expenses	1.26%
Fee Waiver and/or Expense Reimbursement(2)(3)	(0.27)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.99%

(1)	“Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
(2)
The Fund’s investment adviser, Milliman Financial Risk Management LLC (“Milliman”), has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit the Fund’s total annual Fund operating expenses (excluding taxes, interest, brokerage fees and commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, and extraordinary or non-routine expenses not incurred in the ordinary course of the Fund’s business) to 0.74% of the Fund's average daily net assets (the “Expense Limitation Agreement”) until at least April 29, 2024. During its term, the Expense Limitation Agreement cannot be terminated or amended to increase the applicable limit without approval of the Board of Trustees of the Trust (the “Board”). Milliman may recoup from the Fund any advisory fees waived or expenses reimbursed pursuant to the Expense Limitation Agreement for a period of three years from the date on which such waiver or reimbursement occurred; provided, however, that such recoupment shall not be made if it would cause the Fund’s total annual Fund operating expenses to exceed the lesser of (a) the expense limitation in effect at the time of the reimbursement, or (b) the expense limitation in effect at the time of recoupment, if any.

(3)
In addition to the Expense Limitation Agreement, Milliman has contractually agreed to waive its advisory fees in an amount equal to the Fund’s acquired fund fees and expenses until at least April 29, 2024 (the “Fee Waiver”). This contract cannot be terminated or modified without the consent of the Board.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. This example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels and that the Expense Limitation Agreement and Fee Waiver remain in place for their contractual periods. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

	1 Year	3 Years
Class 3	$101	$354

This example does not include any fees or sales charges imposed by your variable product. If they were included, the expenses listed above would be higher.

9.
The termination dates for fee waivers and/or expense reimbursement agreements in footnotes 2 and 3 in the fee tables for the Funds are blank.  Please ensure those dates are at least one year from the effective date of the applicable Amendment.

RESPONSE:  The Trust confirms that the termination dates for such fee waivers and/or expense reimbursements will be at least one year from the effective date of the applicable Amendment.

Principal Investment Strategies

10.
If returns of the Funds are based on the performance of an underlying ETF, please make clear whether that performance is based on the ETF’s NAV or market price. The disclosure should also be clear as to whether a Fund’s performance reflects any dividends paid by its underlying ETFs.

RESPONSE: The Trust will ensure that performance is appropriately disclosed in accordance with the requirements of Form N-1A once available, including with respect to dividends.  However, because only authorized participants can transact with ETFs at NAV and all other investors must transact at market price, the Trust does not believe additional disclosure in the performance section on market price purchases is necessary.

11.
The disclosure provides that “[t]he Fund may invest up to 35% of its net assets in one or more ETFs that provide exposure to investment grade corporate bonds.” If there are any outsized investments (i.e., greater than 25%) in an affiliated fund, please disclose the name of that fund and explain its principal investment strategies and associated principal risks in the Funds’ Principal Investment Strategies and Principal Risks sections.

RESPONSE: The Trust confirms that the Funds do not currently intend to invest in any affiliated funds.

12.	In several locations, the disclosure states, “[t]he Buffer is not operative against losses….” Please consider whether “not operative” is the most concise description.

RESPONSE: The Trust has reviewed the disclosure and believes that it is appropriate as drafted.

13.
The disclosure states, “[a]dditionally, the Fund’s net asset value (“NAV”) will not increase or decrease at the same rate as the S&P 500 Index because the Fund’s strategy relies upon the performance of the Collateral Portfolio and the Put Spread Strategy, in addition to the value of the Fund’s options positions on the S&P 500 Index or corresponding ETF.” Consider adding that a Fund’s value may not directly correlate to the applicable underlying reference index, due in part (i) to fees and transaction expenses and (ii) because the FLEX Options are only exercisable on the expiration date, the fluctuation in value of the FLEX Options will affect a Fund’s value.

RESPONSE:  The Trust will revise the referenced disclosure as follows, although the Trust notes that the existing disclosure already covers the situation referenced in romanette (ii) of the staff’s comment:

Additionally, the Fund’s net asset value (“NAV”) will not increase or decrease at the same rate as the S&P 500 Index because the Fund’s strategy relies upon the performance of the Collateral Portfolio and the Put Spread Strategy, in addition to the value of the Fund’s FLEX Options positions on the S&P 500 Index or corresponding ETF. The Fund also incurs fees and expenses when transacting in options contracts.  While Milliman anticipates that the Fund’s NAV will generally move in the same direction as the S&P 500 Index (meaning that the Fund’s NAV will generally increase if the S&P 500 Index experiences gains or decrease if the S&P 500 Index experiences losses), the Fund’s NAV may not decrease at the same rate as the S&P 500 Index (especially when factoring in the performance of the Collateral Portfolio and the Put Spread Strategy) and will not increase at the same rate as the S&P 500 Index (especially when factoring in the Spread and the performance of the Collateral Portfolio and the Put Spread Strategy). Similarly, the amount of time remaining until the end of the Outcome Period also affects the impact of the Buffer on the Fund’s NAV, because the Buffer may not be in full effect prior to the end of the Outcome Period.

14.
The disclosure in the Fund Rebalance section states that “the Fund will file a prospectus supplement.” Please revise the paragraph to state that the Fund will send a prospectus supplement to investors and confirm it will do so at least ten days before the end of the Outcome Period, or explain supplementally why supplements will not be sent and/or will be sent on a different timeframe.

RESPONSE:  The Trust refers the staff to the response to Comment 14 to the Initial Response Letter, where this comment was previously provided by, and resolved with, the staff.

15.
The Trust should include detailed and current website disclosure regarding the operation of the Funds. Please confirm that the Trust intends to disclose the following information on the applicable website:

(i)	The Outcome Period start date, end date, upside limit and downside limit;

(ii)	A presentation of the Fund’s performance during the current Outcome Period compared to the upside limit and downside limit;

(iii)
Information relating to the potential outcomes of an investment in specific Funds on a daily basis. (e.g., based on the Fund’s current value, if you purchase the Fund today and hold it until the end of the Outcome Period, you can expect an upside limit of XX.XX% and a downside limit of XX.XX%.).

RESPONSE:  The Trust refers the staff to the response to Comment 9.c in the Initial Response Letter, where this comment was previously provided by, and resolved with, the staff.

Principal Risks

16.
The disclosure for “Downside Loss Buffer Risk” refers only to the S&P 500 Index. Please revise to include “or a corresponding ETF.” Please also add that the Buffer only provides limited downside protection, so once losses on the index or corresponding ETF exceed the Buffer, investors will bear the risk of any further losses.

RESPONSE: The Trust has reviewed the existing disclosure and believes that it is appropriate as drafted because it references exposure to the S&P 500 Index, which may be achieved through investing in a corresponding ETF. Separately, the Trust has added the following disclosure after the second sentence of the risk (with the Buffer percentages to be revised based on the rate applicable to the particular Fund):

The Buffer is only operative against the first XX% of losses in the Fund’s S&P 500 Index exposure for the Outcome Period. If the S&P 500 Index decreases in value by more than XX% during the Outcome Period, the Fund (and therefore investors in Shares) will experience all subsequent losses in the Fund’s S&P 500 Index exposure on a one-to-one basis for the Outcome Period.

17.
Please disclose in the disclosure for the “Risk of the [Applicable Rate] on Upside Returns” (i.e., Trigger, Spread, Par Up, Index Caps) that investors purchasing shares of the Funds after an Outcome Period begins can see their expected Outcome throughout the remainder of the Outcome Period by visiting the applicable Fund’s website.

RESPONSE: The Trust has added the following to the end of each applicable risk:

Additional information regarding possible Outcomes for the Fund depending upon projected index performance is available online at www.millimanfunds.com.

18.
Please disclose in “FLEX Options Risk” that a Fund’s value may not directly correlate to an underlying reference index, due in part (i) to fees and transaction expenses, and (ii) because the FLEX Options are only exercisable on the expiration date, the fluctuation in value of the FLEX Options will affect the Fund’s value.

RESPONSE: The Trust has reviewed the existing disclosure and believes that it is appropriate as drafted because it already mentions that “the value of the Fund’s FLEX Options positions is not anticipated to increase or decrease at the same rate as the reference asset.”  The Trust notes that this information is sufficient to convey the risk, and adding additional disclosure surrounding the reasons for why a deviation may occur is not necessary to inform investors of the risk.

19.	The disclosure for “Debt Securities Risk” appears to inadvertently refer to “caps or floors.” Please revise accordingly.

RESPONSE: The Trust has reviewed the existing disclosure and believes that it is appropriate as drafted because the “caps or floors” referenced in the risk relate to adjustable rates on debt securities and not to the caps and floors associated with defined outcome strategies.

Performance

20.	Please supplementally provide the staff with the name of the broad-based index the Funds intend to use in the performance section.

RESPONSE:  The Funds intend to use the S&P 500® Index as their broad-based index.

Additional Information About the Funds and the Risks of Investing

Additional Information About the Risks of Investing in the Funds

21.
The disclosure includes the following risks: Outcome Period Risk, Geographic Exposure Risk and Operational Risk.  Please include these risks in the Principal Risks section for each Fund or clarify in the disclosure that these are not principal.

RESPONSE:  The Trust has considered the staff’s comment and believes that the disclosure in the “Outcome Period Risk” is already sufficiently covered under the “Investment Objective and Outcomes Risk” in the Principal Risks section and would be duplicative if added as requested.  “Geographic Exposure Risk” will be added to the Principal Risks sections for the Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Funds.  Lastly, the Trust notes that “Operational Risk” is not a principal risk of any Fund and that the section title makes clear that the information is “Additional Information” about the risks of investing in the Funds.  Further, all principal risks are identified in the Funds’ Principal Risks sections.  As a result, the Trust does not believe that any additional disclosure is necessary.

Back Cover Page Disclosure

22.	Please ensure that the Trust has all disclosure required by Form N-1A. Specifically, please include disclosure regarding how shareholders may make inquiries to the Funds.

RESPONSE: The Trust confirms that the disclosure will be revised to state the following:

Investors may make inquiries to the Funds or obtain (upon request and without charge) the Funds’ SAI, annual and/or semi-annual reports, once issued, by:….

23.	Please ensure that the Investment Company Act of 1940 (“1940 Act”) file number appears in a font size smaller than that used in the prospectus.

RESPONSE: The Trust confirms that the requested change will be made.

SAI Comments

24.
The fundamental policies included under Fundamental Investment Restrictions include the statement, “except to the extent permitted by the 1940 Act….”  Please provide additional disclosure after the list of fundamental investment restrictions to specify the actual limitations under the 1940 Act so that the reader knows exactly what those restrictions are.

RESPONSE:  The Trust acknowledges the staff’s comment, but believes that specifying current interpretations of the SEC or its staff with respect to each fundamental investment restriction could create the potential for inaccurate statements in the disclosure should there be amendments or interpretive changes to such restrictions. In addition, Item 16(c) of Form N-1A states that a Fund must “[d]escribe [its] policy with respect to each of the” enumerated policies but does not go as far as to state that a Fund must also clarify all interpretations and SEC guidance on such policies.  As a result, and because the staff recently reviewed the current disclosure in connection with the effectiveness of the Trust’s Registration Statement in December of 2021, the Trust believes no additional clarifications are necessary.  Nonetheless, the Trust notes the section of each Fund’s SAI entitled Description of the Funds and Their Investments and Risks – Other Investments, Investment Techniques and Risks – Borrowing already provides the 1940 Act limitations on borrowings.

25.
In the table included under Trustees and Executive Officers of the Trust, the disclosure for Number of Funds in Fund Complex Overseen by Trustees is different between the Amendments and the other Post-Effective Amendment recently filed for the Trust.  Please reconcile these differences so that all filings reference the same number of Funds.

RESPONSE: The Trust notes that these differences are intentional and not inconsistent.  Because none of these filings are effective, the Number of Funds in Fund Complex Overseen by Trustees in each filing includes only the existing series of the Trust plus the additional series included in the relevant filing.  As these filings go effective, the number of funds will be revised accordingly.

Part C Comments

26.	Please confirm that any documents incorporated by reference into the Amendments have been hyperlinked, as applicable.

RESPONSE: The Trust confirms that documents incorporated by reference into the Amendments will be hyperlinked to the extent required.

27.	Item 28(c)(iii) refers to “Part B, Statement of Additional Information – Item 22.” Please revise this cross-reference to refer to the named section of the SAI.

RESPONSE:  The Trust confirms that the disclosure will be revised to reference the Additional Information Concerning the Trust section of the SAI.

28.	On the signature page, please change Adam Schenck’s title from “Trustee” to “President.”

RESPONSE:  The Trust confirms that the title will be revised as requested.

Additional Comments

29.
Please provide a response letter in the form of EDGAR correspondence at least several days before effectiveness of the Amendments. We remind you that the Trust and management are responsible for the accuracy of disclosure in the Amendments notwithstanding review or actions by the staff.

RESPONSE: The Trust acknowledges the staff’s comment.

II.	Comments to PEA 2 Only

Prospectus Comments

Cover Page Disclosure

30.
The description regarding the Par Up Strategy states, “[d]esigned to provide participation in the gains of the S&P 500 Index at a declared participation rate (the “Par Up Rate”) if the S&P 500 Index experiences gains during the Outcome Period.” Please consider whether the disclosure should include “or a corresponding ETF.”

RESPONSE: The Trust has reviewed the existing disclosure and believes that it is appropriate as drafted because this table generally describes the strategy.  Later on, the disclosure discusses that this strategy may be achieved through options on the index directly or indirectly through options on ETFs that track the same index.

Fund Summary

Principal Investment Strategies

31.
The disclosure provides, “[a]n options box spread is the combination of different options trades that have offsetting spreads (e.g., purchases and sales on the same underlying instrument, such as an index or an ETF, but with different strike prices and/or expiration dates) for the purpose of generating income.” Please better explain how the options box spread fits into each Fund’s strategy.

RESPONSE: The Trust has reviewed the existing disclosure and believes that it is appropriate as drafted because it is sufficiently described as being a part of the Collateral Portfolio, “which is designed primarily to serve as margin or collateral for the Fund’s FLEX Options positions and secondarily to enhance the Fund’s upside S&P 500 Index FLEX Options’ exposure (i.e., by utilizing anticipated income to measure the ability to purchase additional FLEX Options).”

32.
The disclosure included in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A included a range of rates “Prior to Taking into Account Fund Fees and Expenses” and “After Taking into Account Fund Fees and Expenses,” whereas PEA 2 only includes a single value of the former. Please explain why this change was made.

RESPONSE: The Par Up Rate is a multiplier and, upon further review, it was determined that it was not mathematically accurate to reduce that multiplier by Fund fees and expenses because that multiplier must be constant.  Fund fees and expenses can only be subtracted from returns after that multiplier is applied. To explain this process, the following footnote was added to the table:

The performance of the Fund’s upside S&P 500 Index FLEX Options’ exposure is calculated by multiplying the Par Up Rate by the positive returns of the S&P 500 Index for the Outcome Period. That performance is then reduced by the Fund's total net expenses.

Principal Risks

33.	Consider adding disclosure to the “Risk of Capped Upside Returns” that a Fund’s performance cannot exceed the cap.

RESPONSE: The Trust has reviewed the existing disclosure and believes that it is appropriate as drafted, and already includes the requested disclosure in the second and third sentences, which provide the following:

In the event that one or both of the Reference Indices experience gains during the Outcome Period, the Fund will only participate in those gains up to the applicable Index Cap. In the event that one or both Reference Indices experience gains in excess of the applicable Index Cap over the duration of the Outcome Period, the Fund will not participate in those excess gains.

34.
The disclosure in “Downside Loss Floor Risk” indicates that the Outcome only provides limited downside protection until the Floor is reached. Please confirm whether the Funds will be subject to any index ETF losses.

RESPONSE: The Trust has reviewed the existing disclosure and believes that it is appropriate as drafted because the capped losses of the S&P 500 Index, referenced in the risk, are inclusive of the Funds’ investments in any index-based ETFs, which would track the same index.

Additional Information About the Funds and the Risks of Investing

Additional Information About the Risks of Investing in the Funds

35.	Please confirm whether Brexit risk disclosure should be included.

RESPONSE: The Trust does not believe that Brexit risk disclosure is a principal risk of investing in any of the Funds.

III.	Comments to PEA 3 Only

Prospectus Comments

Cover Page Disclosure

36.
In the table under the Important Information About the Funds section, the description of the Trigger Strategy states, “[d]esigned to produce a fixed rate of return that is only “triggered” (i.e., paid to the Fund) if the value of the S&P 500 Index is unchanged or increases over the Outcome Period (the “Trigger Rate”).” Confirm whether “triggered” is the appropriate description of that strategy. Also, confirm whether the disclosure should reference “or an ETF” like stated subsequently on the cover page.

RESPONSE:  The Trust believes that use of the term “triggered” is appropriate in the table and intentionally drafted it this way to align the description of each Fund’s strategy with each Fund’s name, which include the term “Trigger.” This practice is consistent with the same table for the Funds in PEA 2, which use the terms “declared spread,” “participation” and “cap” to align with their names, which include the terms “Spread, “Par” and “Cap,” respectively. Separately, the Trust will add “or a corresponding ETF” to the description as requested by the staff, because the Trigger Rate is tied specifically to the value of the S&P 500 Index or corresponding ETF, as applicable, which makes this description slightly different from the description included in the same table for the Funds in PEA 2.

Fund Summary

Principal Investment Strategies

37.
The second paragraph states, “[u]nlike conventional options contracts, the payout on a Binary Option will depend entirely on the outcome of a specified event, which typically relates to whether the value of a particular asset that underlies the Binary Option on the expiration date rises above or falls below a specified value (i.e., the strike price).” Please explain in greater detail what the “specified event” will be in connection with the use of binary options. In addition, what assets will underly the binary options in which the Funds will invest?

RESPONSE:  The Trust notes that the referenced sentence is a general statement intended to explain binary options to investors and refers the staff to the fifth paragraph of the Principal Investment Strategies disclosure, which specifically describes those “specified events:”

One layer, which utilizes Binary Options, is designed to produce a fixed rate of return that is only “triggered” (i.e., paid to the Fund) if the value of the S&P 500 Index or a corresponding ETF is unchanged or increases over the Outcome Period (the “Trigger Rate”), as described below.

Further, the Trust notes that the last sentence of the referenced paragraph states what the underlying assets are:

The reference assets for the Fund’s options positions will include the S&P 500 Index, which is a large-capitalization, market-weighted, U.S. equities index that tracks the price (excluding dividends) of 500 leading companies in leading industries of the U.S. economy, and certain exchange-traded funds (“ETFs”), including those that seek to track the performance of the S&P 500 Index (a “corresponding ETF”), as described further below.

38.	The following disclosure in the section entitled Understanding the Buffer appears to be deleted as compared to the disclosure included in Pre-Effective Amendment

No. 2 to the Trust’s Registration Statement on Form N-1A: “Conversely, if an investor is considering purchasing Shares during the Outcome Period, and the Fund’s NAV has increased in value, then an investor may experience losses before implementation of the Buffer that the Fund seeks to provide.” Please make the disclosure consistent with the other filings.

RESPONSE: The Trust confirms that the disclosure was intentionally removed because it is not applicable to the Trigger Strategy utilized by the Funds, as all investors will receive the Trigger Rate or no upside return at all on the Funds’ S&P 500 Index exposure.

Principal Risks

39.
As a result of transacting on the OTC market, consider including more detail in the “OTC Options Risk” regarding the heightened counterparty credit risk, liquidity risk, valuation risk and, if applicable, counterparty concentration risk.

RESPONSE: The Trust has reviewed the existing disclosure and believes that it is appropriate as drafted because it adequately addresses the relevant risks.

* * *

            Please direct any questions or additional comments to me at the above-referenced telephone number or to Alan Goldberg at (312) 964-3503.

Very truly yours,
/s/ Joel Corriero
Joel Corriero

cc:       Ehsan Sheikh
Alan Goldberg
Shawn Hendricks

Appendix A

Funds in PEA 2:
1.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Sep
2.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Oct
3.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Nov
4.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Dec
5.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Sep
6.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Oct
7.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Nov
8.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Dec
9.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Sep
10.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Oct
11.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Nov
12.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Dec
13.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Sep
14.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Oct
15.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Nov
16.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Dec
17.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Sep
18.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Oct
19.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Nov
20.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Dec
21.	Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Oct (I)
22.	Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Oct (I)

Funds in PEA 3:
1.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - Jan/Jul
2.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - Feb/Aug
3.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - Mar/Sep
4.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - Apr/Oct
5.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - May/Nov
6.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - Jun/Dec